June 12, 2025

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District Guangzhou, Guangdong Province
People   s Republic of China

       Re: Youxin Technology Ltd
           Draft Registration Statement on Form F-1
           Submitted May 29, 2025
           CIK No. 0001964946
Dear Shaozhang Lin:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise the cover page to disclose that you are a "controlled company" under
       Nasdaq listing standards. In this discussion, please disclose clearly which of your officers or directors owns or controls a significant portion of the outstanding common shares. In addition, please quantify the aggregate percentage of voting power controlled by Shaozhang Lin as a result of his beneficial ownership, the Voting
       Agreement, and the Voting Trust Agreement. Additionally, please include a cross-
       reference to risk factor disclosure and a longer discussion of the exemptions available to you as a "controlled company."
 June 12, 2025
Page 2
2.     Please revise your disclosure regarding the impact of both the Holding
Foreign
       Companies Accountable Act (HFCAA) and Accelerating HFCAA on your company.
       Please revise to update disclosure.
3. Please revise the cover page narrative to highlight the maximum number of shares that could be issued upon exercise of your Series A warrants and your Series B warrants.
       For guidance, refer to Regulation S-K, Item 501(b)(2).
General

4. You state on the cover page that the exercise of large numbers of Series A and Series
       B warrants will result in significant dilution for purchases of your Class A shares and will cause further drops in the market for your Class A shares which may result in potentially subjecting the Class A shares to delisting from Nasdaq. Please add appropriate risk factor disclosure regarding the potential to be delisted from Nasdaq.
5.     We note the changes you made to your disclosure appearing on the cover page,
       Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior review of your registration statement on Form F-1 that was declared effective by the SEC on
       December 19, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought
       specific disclosure relating to cash management policies, the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The
       Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing
       the PRC government   s intent to strengthen its regulatory oversight
conveys the same
       risk. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453
with any other questions.



                                                            Sincerely,
 June 12, 2025
Page 3

                               Division of Corporation Finance
                               Office of Technology
cc:   Anthony W. Basch, Esq.